

Mailstop 4631

September 27, 2016

<u>Via E-Mail</u>
Ms. Shefali Vibhakar
President
Genesys Industries, Inc.
1914 24th Avenue E
Palmetto, Florida 34221

> **Re:** **Genesys Industries, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2016**
> **File No. 333-213387**

Dear Ms. Vibhakar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

- You state in your disclosure that you are a development stage company;
- Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
- Since formation, you have not generated any revenues and you have limited assets;
- You are issuing penny stock; and
- You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Genesys Industries, Inc. is not a blank check company.

3.   Please advise us of all registration statements of companies for which your sole director and officer may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

4.   We note that your counsel, Faiyaz Dean, has been involved in the initial filings of several development stage and shell companies. It appears Mr. Dean should be identified as a promoter, as that term is defined in Rule 405 of Regulation C. Please revise your disclosure to identify Mr. Dean as a promoter of the company and include the information required by Items 401 and 404(c) of Regulation S-K or provide us with an analysis regarding why Mr. Dean should not be considered a promoter.

5.   Please revise your prospectus to include a back cover that includes the dealer prospectus delivery obligation. See Item 2 of Form S-1 and Item 502 of Regulation S-K.

6.   Please revise the prospectus cover page to state that you are currently a shell company.

7.   Please include the date and registration statement number on the cover.

Summary Financial Information, page 10

8. The header to your table indicates that the statement of operations data is for the period from December 9, 2014 (inception) to June 30, 2016. Please correct the header to indicate that the statement of operations data is for the year ended June 30, 2016. Please also delete the term "audited" since the table is not covered by the audit report.

Risk Factors, page 10

General

9. Please significantly revise this section to include only the most significant factors that make your offering speculative or risky. See Item 503(c) of Regulation S-K.

10. Please include a risk factor stating that investors cannot withdraw funds once invested in this offering, and that there are no provisions for escrow arrangements, including a discussion of the associated risks and consequences. Please also disclose that your Chief Executive Officer does not have any prior experience conducting best efforts offerings, if applicable, along with the associated risks.

Our lack of revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance, page 10

11. You disclose that from December 9, 2014 (inception) through June 30, 2016, you incurred a loss of $8,516. Your financial statements indicate that you incurred a net loss of $8,516 for the year ended June 30, 2016 and a net loss of $1,103 for the period from December 9, 2014 (inception) through June 30, 2015. Please correct your disclosures here and on page 38.

We depend heavily on key personnel, and turnover of key senior . . ., page 13

12. Please revise this risk factor to delete references to an existing management team. In this regard, we note your disclosure throughout your registration statement that Shefali Vibhakar is the sole employee, officer, and director of Genesys Industries, Inc.

Inadequacy of Funds, page 13

13. Please revise this risk factor to address how many months you will be able to satisfy operating requirements if only 25%, 50% or 75% of the shares are sold.

<u>The nature of our business exposes us to product liability and warranty claims . . ., page 18</u>

14.   Please expand your disclosure to describe in more detail the product liability and product warranty claims that you reference. <u>See</u> Item 11(c) of Form S-1 and Item 103 of Regulation S-K.

<u>We are subject to potential exposure to environmental liabilities . . ., page 18</u>

15.   Please provide disclosure regarding the facilities you reference in this risk factor. <u>See</u> Item 11(b) of Form S-1 and Item 402 of Regulation S-K.

<u>There is substantial doubt about our ability to continue, as a going concern, . . ., page 18</u>

16.   We note that this risk and the first risk factor on page 11 cover the same risk. Please revise your disclosure to include one risk factor that covers the risk associated with Genesys Industries, Inc.'s ability to continue as a going concern.

<u>Although we have not yet generated any significant revenues, general economic . . ., page 21</u>

17.   We note your disclosure in this risk factor that you have not generated "significant revenues." Please reconcile such disclosure with your disclosure elsewhere in your registration statement that you have not generated any revenue.

<u>We are subject to compliance with securities laws . . ., page 28</u>

<u>There is no current established trading market for our securities . . ., page 29</u>

<u>Because we do not intend to pay any cash dividends on our common stock . . ., page 29</u>

<u>Opt-in right for emerging growth company, page 29</u>

18.   It appears that you have included these risk factors on page 27 of your registration statement. Please revise accordingly.

<u>Use of Proceeds, page 29</u>

19.   Please enhance your disclosures to clarify how you actually intend to use the net offering proceeds based on each offering scenario you present.

<u>Dilution, page 31</u>

20.   It is not clear to us if, or how, your current disclosures consider the impact of offering expenses or the dilutive impact of outstanding convertible preferred stock. Please clarify or revise.

Plan of Distribution, page 32

21.   Please describe the material terms of the subscription agreement. See Item 508(c) of
       Regulation S-K.

Business Operations, page 38

22.   Please clearly disclose your intended operations versus your current operations. Your
       disclosures on page seven indicate that your current operations have been limited to
       identifying prospective customers, developing and implementing a marketing plan and
       developing a corporate website. However, there are numerous inconsistencies regarding
       the status of your current operations. For example, there are disclosures that you have
       begun manufacturing and have products in the market. Please clearly state the status of
       your products and disclose, if true, that you have not sold any products to date nor have
       you manufactured any products. Please also revise your risk factors accordingly. We
       note references in your risk factors to providing credit to customers, typical order
       agreements that you enter into, you competing against many established manufactures,
       your reliance upon regular deliveries of raw materials and the increasing quality
       requirements of customers.

23.   Please ensure that your disclosures here and in MD&A adequately distinguish between
       your current operations and your intended operations. Please also explain the resources
       you will require to produce the products you intend to sell, including the anticipated cost
       and timeframe for obtaining those resources.

24.   Please revise your disclosure to include a discussion of the prospective raw materials you
       anticipate using in your manufacturing processes and the prospective availability of such
       materials. See Item 101(h)(4)(v) of Regulation S-K.

Properties, page 41

25.   Please revise your disclosure to state, if true, that Ms. Vibhakar is providing you your
       office space referenced. Please revise your disclosure to state, if true, that your office is
       located in Ms. Vibhakar's personal residence. If the company is party to an oral contract
       that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K
       if it were written, the company should provide a written description of the contract
       similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of
       Regulation S-K. For guidance you may wish to refer to Question 146.04 in the
       Regulation S-K section of our Compliance and Disclosure Interpretations available on the
       Commission's website. Please file as an exhibit to the registration statement a written
       description of your oral agreement with the person providing you the office space.

26.   We note that your Articles of Incorporation indicate that your principal executive office is 161 1 12th Street East, Suite A, Palmetto, Florida 34221, which is different than the address set forth in your registration statement. Please advise.

27.   We note that your properties consist solely of a leased office and that you only have one employee. You do not appear to have any manufacturing facilities. Please indicate whether you produce your products internally or whether they are manufactured by a third party. If they are produced by a third party, please disclose this, file any material contracts, and revise your risk factors appropriately. To the extent that you have not begun manufacturing, then please revise your disclosures accordingly.

Directors, Executive Officers, Promoters, and Control Persons, page 42

Executive Compensation, page 43

28.   We note your disclosure that there is no accrued compensation owed to Ms. Vibhakar. Please clarify whether there are any circumstances under which your sole officer/director could be paid from the proceeds of this offering.

Security Ownership Table, page 43

29.   We note that you have two classes of voting securities - common stock and preferred stock. Please revise the beneficial ownership table to provide beneficial ownership information for each class of voting securities. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 44

Advances from related parties, page 44

30.   Please expand your disclosure in this section to include the disclosure under Note 6 – Related Party Transactions.

31.   Please file as an exhibit with your next amendment to this registration statement a copy of the agreements evidencing the loans between your sole director and the company. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. Please do the same with any agreements for future funding from related parties. Please see Regulation S-K C&DI 146.04, available on our website.

Interest of Named Experts, page 44

32.   Please appropriately refer to your financial statements as being as of June 30, 2016 and June 30, 2015 and for the year ended June 30, 2016 and the period from December 9, 2014 (inception) through June 30, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

33.   You disclose that your current assets and working capital deficit as of June 30, 2016 were $1,231 and $(9,619), respectively; however, based on your balance sheet, it appears that your current assets and working capital deficit as of June 30, 2016 were actually $100 and $(10,650), respectively. Please revise.

34.   We note that you expect to incur a negative cash flow per month in the amount of $(1,500), offset by revenue of $0 per month. You disclose that you expect your available cash to last for only nine months of operations unless you are able to obtain additional revenue or additional cash from the sale of your debt or equity securities. Given your cash balance of $100 as of June 30, 2016 and your estimated negative cash flow per month of $(1,500), please clarify how you expect your available cash to last nine months. Please also clarify or correct the inconsistency in your disclosure here, that you believe you need a minimum of $300,000 in additional working capital, and your disclosure on page 19, that you need a minimum $1,000,000 over the next twelve months.

Plan of Operation, page 47

35.   Please significantly revise the Plan of Operation section to describe with specificity your plan of operation for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion.

Controls and Procedures, page 48

36.   You disclose that you will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2016. Given that you have provided financial statements for the year ended June 30, 2016 in your filing, please indicate the actual date you will be required to comply with these requirements.

<u>Report of Independent Registered Public Accounting Firm, page 51</u>

37. The introductory and opinion paragraphs of your audit report refer to the balance sheet as of June 30, 2016 and for the period from December 9, 2014 (inception) through June 30, 2015, and also refer to the related statements of operations, stockholders' deficit and cash flows for the period then ended. It appears your current audit report does not appropriately identify the periods required to be included. Please obtain a revised report from your independent accountant to address the following:

   • The introductory and opinion paragraphs should refer to your balance sheet**s** as of June 30, 2016 and June 30, 2015; and
   • The introductory and opinion paragraphs should refer to the related statements of operations, stockholders' deficit and cash flows for the year ended June 30, 2016 and the period from December 9, 2014 (inception) through June 30, 2015.

38. We note that the opinion paragraph of your audit report includes the phase "subject to the condition noted in the following paragraph". Please obtain a revised report from your independent accountant that excludes this language and states, in clear and unqualified language, that in their opinion your financial statements are presented fairly, in accordance with generally accepted principles in the United States of America, if accurate.

<u>Statements of Operations, page 51</u>

39. It is not clear to us if, or how, your computations of earnings per share reflect the impact of the outstanding convertible preferred stock. It is also not clear to us what the preferred terms of these are or if they should be essentially considered to be common shares, adjusted for their conversion terms. Please refer to ASC 260.

<u>Note 8 – Subsequent Events, page 51</u>

40. Your current disclosure appears to imply that your balance sheet is dated August 17, 2016. Please revise your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

<u>Item 15. Recent Sales of Unregistered Securities, page 51</u>

41. For each issuance of unregistered securities disclosed please provide all of the relevant information required by Item 701 of Regulation S-K, including the dates of issuance and exemption from registration relied upon.

Item 17. Undertakings, page 53

42.   Please provide only the undertakings applicable to your offering. See Item 512 of Regulation S-K.

Exhibit 23.1

43.   Please make arrangements with your independent accountant to have them revise their consent to refer to your balance shee**t**s as of June 30, 2016 and June 30, 2015 and the related statements of operations, stockholders' deficit and cash flows for the year ended June 30, 2016 and the period from December 9, 2014 (inception) through June 30, 2015. Please also have them correct the inconsistency related to the date of their audit report included in the filing (August 18, 2016) and the date they refer to in their consent (August 17, 2016).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or Anne McConnell (Staff Accountant) at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Faiyaz Dean
       Dean Law Corp.